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                               SAGE CORPORATE BOND FUND

                            SCHEDULE DATED AUGUST __, 1997
                           TO THE ADMINISTRATION AGREEMENT
                               DATED NOVEMBER 14, 1991
                         AS AMENDED AND RESTATED MAY 17, 1994
                                       BETWEEN
                           THE ADVISORS' INNER CIRCLE FUND
                                         AND
                                  SEI FUND RESOURCES


Fees: Pursuant to Article 4, Section A, the Trust shall pay the Administrator compensation for services rendered to the SAGE Corporate Bond Fund (the "Portfolio") at an annual rate equal to
              15.0 basis points on the first $100 million of assets; 12.5 basis points on the next $100 million of assets and 10.0 basis points on all assets over $200 million. There is a minimum annual administration fee of $75,000 per portfolio and $15,000 per additional class.

Term: Pursuant to Article 7, the term of this Agreement shall commence on August __, 1997 and shall remain in effect with respect to the Portfolio for 3 years (the "Initial Term"). This Agreement shall continue in effect for successive periods of 2 years after the Initial Term, unless terminated by either party on not less than 90 days prior written notice to the other party. In the event of a material breach of this Agreement by either party, the non-breaching party shall notify the breaching party in writing of such breach and upon receipt of such notice, the breaching party shall have 45 days to remedy the breach or the non-breaching party may immediately terminate this Agreement.